Exhibit 3.1.4

2275513
ENDORSED - FILED IN THE OFFICE OF THE SECRETARY OF STATE OF THE STATE OF CALIFORNIA DEC 20 2001 BILL JONES, SECRETARY OF STATE

ARTICLES OF INCORPORATION

OF

TWIN HILL ACQUISITION COMPANY, INC.

I. NAME

The name of the corporation is Twin Hill Acquisition Company, Inc.

II. PURPOSE

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporations Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III. AGENT FOR SERVICE OF PROCESS

The name of this corporation’s initial agent for service of process is CT Corporation System.

IV. INDEMNIFICATION

The corporation is authorized, to the fullest extent permissible under California law, to indemnify its agents (as defined in Section 317 of the Corporations Code), whether by bylaw, agreement, or otherwise, for breach of duty to this corporation and its shareholders in excess of that which is expressly permitted in Section 317 and to advance defense expenses to its agents in connection with such matters as they are incurred, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code. The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

V. AUTHORIZED SHARES

The corporation is authorized to issue only one class of shares of stock, and the total number of shares which this corporation is authorized to issue is One Thousand (1,000).

Dated:	December 19, 2001	/s/ Kathleen A. Miller, Incorporator
Kathleen A. Miller, Incorporator